Exhibit 99.1

Huize Holding Limited Announces Share Repurchase Program

SHENZHEN, China, April 15, 2020 (GLOBE NEWSWIRE) -- Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading independent online insurance product and service platform in China, today announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$10 million of its outstanding American depositary shares over the next 12 months, subject to relevant rules under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policy.

The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Huize’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this program from its existing funds.

About Huize Holding Limited

Huize Holding Limited is a leading independent online insurance product and service platform in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience. According to the Oliver Wyman Report, Huize was the largest independent online long-term life and health insurance product and service platform in China as measured by gross written premiums, or GWP facilitated in 2018.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

For investor and media inquiries, please contact:

Huize Holding Limited
E-mail: investor@huize.com

Jack Wang
ICR, Inc.
Tel: +1-212-365-4862
E-mail: huize.ir@icrinc.com